June 26, 2017 Via Electronic Submission	David A. Westenberg +1 617 526 6626 (t) +1 617 526 5000 (f) david.westenberg@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Mara L. Ransom

Re:                             Blue Apron Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed June 19, 2017
File No. 333-218425

Ladies and Gentlemen:

On behalf of Blue Apron Holdings, Inc. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated June 23, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Bradley J. Dickerson, the Company’s Chief Financial Officer, relating to the Registration Statement on Form S-1, as amended by Amendment No. 1 filed on June 19, 2017 (the “Registration Statement”).  Please note that on June 23, 2017 the Company filed Amendment No. 2 to the Registration Statement for the sole purpose of filing an additional exhibit; Amendment No. 2 does not affect the Staff’s comments contained in the letter dated June 23, 2017 or the Company’s responses set forth herein.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

On behalf of the Company, we advise you as follows:

Capitalization, page 52

1.                                      You indicate on page 51 that you estimate net proceeds from the sale of Class A common stock will be $448.6 million. Please tell us and disclose any additional adjustments used to arrive at the Pro Forma As Adjusted cash balance at March 31, 2017.

Response:  The Company respectfully advises the Staff that its pro forma as adjusted cash balance at March 31, 2017 reflected on page 53 of the Registration Statement is equal to (a) the Company’s pro forma balance of cash and cash equivalents at March 31,

2017 plus (b) the gross proceeds of the offering, assuming that the Company sold 30,000,000 shares at $16.00 per share (the midpoint of the range listed on the cover page of the prospectus), less estimated underwriter discounts and less estimated offering expenses that had not already been paid as of March 31, 2017.  Specifically, the Company’s pro forma as adjusted cash balance at March 31, 2017 does not deduct approximately $2.3 million of offering expenses that had already been paid by the Company prior to March 31, 2017 (and thus were already reflected in the Company’s actual and pro forma March 31, 2017 cash balance).  The Company furthers advises the Staff that, because its outstanding convertible notes were issued after March 31, 2017, there were no changes to aggregate net tangible book value in respect of either the issuance or conversion of the convertible notes.

Dilution, page 55

2.                                      We note that your pro forma as adjusted net tangible book value includes the automatic conversion of your outstanding convertible notes. We also note that the conversion is not shown in your pro forma balance sheet. Please revise the dilution table to separately show the impact of the conversion of the outstanding convertible notes from the impact of the sale of 30,000,000 shares at the assumed initial public offering price.

Response: In response to the Staff’s comment, the Company intends, in the final prospectus in respect of the offering to be filed under Rule 424(b), to revise the third paragraph and the table on page 55 of the Registration Statement as follows (marked to show changes), with appropriate adjustments to reflect the final offering terms:

“After giving effect to the automatic conversion of our outstanding convertible notes, and all accrued and unpaid interest thereon, or the convertible notes, into 4,389,497 shares of Class B common stock upon the closing of this offering assuming an initial public offering price of $16.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), our pro forma as adjusted net tangible book value as of March 31, 2017 would have been approximately $11.0 million, or approximately $0.07 per share.  After giving further effect to (1) the sale of 30,000,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discount and offering expenses payable by us~~, (2) the automatic conversion of our outstanding convertible notes, and all accrued and unpaid interest thereon, into 4,389,497 shares of Class B common stock upon the closing of this offering assuming an initial public offering price of $16.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)~~ and (~~3~~2) the pro forma adjustments described in the preceding paragraph, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been approximately $459.6 million, or approximately $2.46 per share.  This amount represents an immediate increase in net tangible book value of $2.39 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $13.54 per share to new investors purchasing shares of Class A common stock in this offering.  We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock		$16.00
Pro forma net tangible book value per share as of March 31, 2017	$0.07
Increase (decrease) in pro forma as adjusted net tangible book value per share attributable to the conversion of the convertible notes	(0.00)
Increase in pro forma as adjusted net tangible book value attributable to investors purchasing shares of our Class A common stock in this offering	2.39
Pro forma as adjusted net tangible book value per share immediately after this offering		2.46
Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering		$13.54

3.                                      Please refer to the discussion starting at the bottom of the page regarding the scenario if underwriters elected to exercise their option to purchase additional shares of Class A common stock. We are unable to recalculate the immediate increase in net tangible book value per share after the offering or the immediate dilution in net tangible book value per share to new investors. Please advise or revise.

Response:  In response to the Staff’s comment, the Company intends, in the final  prospectus in respect of the offering to be filed under Rule 424(b), to revise the last paragraph beginning on page 55 and appearing on the top of page 56 of the Registration Statement as follows (marked to show changes), with appropriate adjustments to reflect the final offering terms:

If the underwriters fully exercise their option to purchase additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value after the offering would be $13.24 per share, and the dilution in net tangible book value per share to investors purchasing shares in this offering would be $2.76 per share, in each case assuming an initial public offering price of $16.00 per share, which is the midpoint of the range listed on the cover page of this prospectus.

The Company further advises the Staff that it does not consider these changes, individually or in the aggregate, to be material.  In reaching this determination, the Company has considered the nature of the changes, including the magnitude of numerical changes and the significance of the additional disclosure.  Accordingly, the Company respectfully advises the Staff that it intends to reflect these changes, with appropriate adjustments to reflect the final offering terms, in the final prospectus in respect of the offering to be filed under Rule 424(b) and does not intend to include the changes in an amendment to the Registration Statement.  The Company acknowledges its obligations under Rule 159 of the Securities Act of 1933, as amended (the “Securities Act”), and Sections 12(a)(2) and 17(a)(2) of the Securities Act.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626.  Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:                                Jacqueline Kaufman, Securities and Exchange Commission

Ta Tanisha Meadows, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Bradley J. Dickerson, Blue Apron Holdings, Inc.

Benjamin C. Singer, Esq., Blue Apron Holdings, Inc.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP